Exhibit 99.2

NEWS RELEASE

Lorus Therapeutics APPOINTS Dr. BRAD THOMPSON, an experienced biotechnology professional, TO THE BOARD OF DIRECTORS

TORONTO, ONTARIO – June 26, 2013 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that Dr. Brad Thompson has been appointed to the Board of Directors of Lorus.

Dr. Thompson is an experienced and respected biotechnology professional who has held the positions of Chairman of the Board and President and Chief Executive Officer of Oncolytics Biotech Inc. since April 1999. Prior to his role with Oncolytics Dr. Thompson was the Chief Executive Officer of Synsorb Biotech from 1994 to 1999. Dr. Thompson is also currently a board member of Immunovaccine Inc. He received his PhD from the University of Western Ontario in the Department of Microbiology and Immunology.

“We are delighted that Dr. Thompson is joining our Board,” said Dr. Jim Wright, Chairman of the Board of Directors of Lorus. “We believe that Brad’s depth of experience and success in developing and financing biotechnology companies will be a significant asset to Lorus and we look forward to benefiting from his expertise.”

“I am very pleased to be joining the Lorus Board of Directors and contributing to the company’s future success in developing new drugs for the treatment of cancer,” Dr. Thompson commented.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward-looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.

Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372

ewilliams@lorusthera.com

The Trout Group

Lee M. Stern

646-378-2922